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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Rothenberg, Robert Paul		Tarragon Realty Investors, Inc. (TARR)
	122 Oak Street	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 14, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Woodmere, NY 11598 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Operating Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	10% Cumulative Preferred Stock													8,333		D

	Common Stock		2/14/03				J			3,755	A	N/A		11,265		D(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option		5.92

	Stock Option		5.79

	Stock Option		7.99

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	09/25/00	09/24/10		Common Stock	145,200

	09/25/01	09/24/10		Common Stock	145,200

	09/25/02	09/24/10		Common Stock	145,200				435,600		(2)

	01/01/01	12/31/10		Common Stock	36,300

	01/01/02	12/31/10		Common Stock	36,300

	01/01/03	12/31/10		Common Stock	36,300				108,900		(2)

	02/01/03	01/31/12		Common Stock	6,600

	02/01/04	01/31/12		Common Stock	6,600

	02/01/05	01/31/12		Common Stock	6,600

	02/01/06	01/31/12		Common Stock	6,600

	02/01/07	01/31/12		Common Stock	6,600				33,000		(3)

									577,500		D

Explanation of Responses:

1. Adjusted to reflect a 3-for-2 stock split effective February 14, 2003.

2. Options adjusted to reflect two separate 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

3. Options adjusted to reflect 10% stock dividend paid by the Issuer or April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

/s/ Kathryn Mansfield for Robert P. Rothenberg	2/18/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

October 30, 2002

U.S. Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Form 4 Filings Issuer: Tarragon Realty Investors, Inc.

Dear Sir or Madam:

     Please accept this letter as my authorization that the following persons may sign SEC Form 4’s relating to the stock of Tarragon Realty Investors, Inc. on my behalf:

Kathryn Mansfield Erin D. Pickens

     This authorization shall continue in effect until revoked in writing by the undersigned reporting person.

     Please acknowledge receipt of this letter of authorization by date stamping the enclosed copy of this letter and returning it in the self-addressed and stamped envelope provided for your convenience.

Very truly yours,

Robert Rothenberg Reporting Person

Enclosure